SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of January 2015

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

PORTUGAL TELECOM, SGPS S.A.

Open Company

Registered Office: Avenida Fontes Pereira de Melo, 40, Lisboa

Share Capital: Euro 26,895,375

Registration with the Commercial Registry of Lisbon and

Corporation no. 503 215 058

GENERAL MEETING OF PORTUGAL TELECOM

NOTICE OF RESUMPTION OF THE GENERAL MEETING ON JANUARY 22, 2015

A new session to resume the General Shareholders’ Meeting (“General Meeting”) of Portugal Telecom, SGPS S.A. (“Company”), called for January 12, 2015, is hereby called to take place on January 22, 2015, at the company’s registered office, with the same agenda.

The proposal to be submitted by Oi, S.A. to the General Meeting and other preparatory information remains available to shareholders at the Company’s registered office and on its website www.ptsgps.pt.

Shareholders who had previously registered for the session held on January 12, 2015 are not required to renew their statement of intention to participate, but continue to be subject to the obligation to immediately give notice to the Chairman of the Board of the General Meeting and the Comissão do Mercado de Valores Mobiliários — CMVM (“Portuguese Securities Commission”) of the transfer of any shares between the record date and the closing of the General Meeting.

The votes by correspondence and by electronic means already issued remain valid. The shareholders who voted by any of these means who wish to amend the vote, they may do so under the terms of the notice hereof or at the General Meeting.

Shareholders who had not previously registered for the session held on January 12, 2015, may participate under the following terms and conditions:

It should be taken into account article 23-C of the Portuguese Securities Code, according to which only Shareholders who, at 00:00 a.m. (GMT) on January 15, 2015 (“record date”), hold shares giving them the right to cast them at least one vote shall be entitled to participate and vote at the General Meeting.

The right to participate and to vote at the General Meeting is not conditioned on any blocking of shares between the record date and the date of the General Meeting.

Shareholders intending to take part in the General Meeting who have not already disclosed such intent, are required to declare such intent to the Chairman of the Board of the General Meeting (*) and to the financial intermediary(ies) with whom they have opened an individual securities account by no later than 11:59 p.m. (GMT) on January 14, 2015. For such purpose, shareholders may use the declaration forms made available to them at the Company’s registered office and on its website www. ptsgps.pt as from the publication of this Notice.

The declaration to the Chairman of the Board of the General Meeting referred to in the previous paragraph may be transmitted by e-mail to the following address: assembleia-ptsgps@telecom.pt.

Financial intermediaries who are informed of the intent of their clients to take part in the General Meeting shall send to the Chairman of the Board of the General Meeting (*), by 11:59 p.m. (GMT) on January 15, 2015, the information on the number of shares registered in the name of each client (in accordance with article 74 of the Portuguese Securities Code) as of the record date (“declaration of the financial intermediary”), and for such purpose they may use the e-mail address assembleiaptsgps@telecom.pt.

Shareholders are admitted to participate and vote only if the declarations of their financial intermediaries have been received by the Chairman of the Board of the General Meeting by 11:59 p.m. (GMT) on January 15, 2015.

Any Shareholder who, as a professional, holds shares in its own name but in the capacity of an agent on behalf of its clients (“professional shareholder”) may vote in different ways with his shares, provided that, in addition to submitting the declaration and to its financial intermediary sending all information as referred to above, it submits the following to the Chairman of the Board of the General Meeting, by 11:59 p.m. (GMT) on January 14, 2015, by using any sufficient and proportional means of proof: (i) the identification of each client and the number of shares entitled to vote on such client’s behalf, and (ii) the voting instructions given by each relevant client specifically for each item on the agenda. For these purposes a statement of responsibility sent by the professional shareholder confirming that it has received from its clients voting instructions to each item on the agenda and indicating the other information referred to in (i) and (ii) above, is considered a “sufficient and proportional mean of proof”.

Professional shareholders are admitted to participate and vote only if: (i) the information mentioned in the preceding paragraph has been received by the Chairman of the Board of the General Meeting by 11:59 p.m. (GMT) on January 14, 2015, and (ii) the declarations of their respective financial intermediaries have been received by the Chairman of the Board of the General Meeting by 11:59 p.m. (GMT) on January 15, 2015.

Shareholders who have declared their intent to take part in the General Meeting as abovementioned who transfer any shares between the record date and the closing of the General Meeting shall immediately give notice thereof to the Chairman of the Board of the General Meeting and the Portuguese Securities Commission.

Representation of Shareholders

Shareholders may arrange to be represented at the General Meeting pursuant to the provisions of article 380 of the Portuguese Companies Code. A signed letter addressed to the Chairman of the Board of the General Meeting (*) is sufficient as instrument of representation.

For such purpose, shareholders may use the form available as from the publication of this Notice at the Company’s registered office and on the website www.ptsgps.pt.

Any Shareholder may appoint different representatives with respect to shares held in different securities accounts.

Shareholders’ letters of representation referred to in the foregoing paragraphs, as well as the letters of shareholders who are corporations conveying the name of the person who represents them and the instruments of shareholder groupings, shall be addressed to the Chairman of the

Board of the General Meeting (*) so that they are received no later than 11:59 p.m. (GMT) on January 15, 2015.

Voting by correspondence

Shareholders with voting rights as referred to above may exercise such rights by correspondence, provided that, no later than 5:00 p.m. (GMT) on January 14, 2015, the Chairman of the Board of the General Meeting (*) receives a written communication, with a certified signature confirming that the signing person has powers to bind the relevant company or, in the case of individuals, with a simple signature accompanied by a photocopy of the relevant identity card. This written communication shall include the address to which voting papers and other documentation shall be sent. Shareholders must send to the Chairman of the Board of the General Meeting (*) a closed envelope containing another envelope with the duly completed voting papers, so that the Chairman receives it no later than 5:00 p.m. (GMT) on January 16, 2015.

As an alternative, Shareholders may also download the voting papers from the website www.ptsgps.pt (such papers being available thereon as from publication of this Notice), and send the same to the Company, addressed to the Chairman of the Board of the General Meeting (*), duly completed and in a closed envelope, so that they are received, together with an envelope containing the declaration with a signature certified so as to confirm that the signing person has powers to bind the relevant company or, in the case of individuals, with a simple signature accompanied by a photocopy of the relevant identity card, no later than 5:00 p.m. (GMT) on January 16, 2015.

The votes of Shareholders cast by correspondence are only considered if the declaration of the financial intermediary in respect of their shares is received by the Chairman of the Board of the General Meeting by 11:59 p.m. (GMT) on January 15, 2015.

Voting by electronic means

Shareholders with voting rights may also vote through the website www.ptsgps.pt, in accordance with the requirements established thereon, provided that, no later than 5:00 p.m. (GMT) on January 14, 2015, the Chairman of the Board of the General Meeting (*) receives a written communication, prepared in accordance with the form made available on that same website, with a certified signature so as to confirm that the signing person has powers to bind the relevant company or, in the case of individuals, with a simple signature accompanied by a photocopy of the relevant identity card. This written communication shall include the mailing address to which the Shareholder intends that the password provided by the Company for this purpose is sent.

Such Shareholders may cast their votes between 00:00 a.m. (GMT) on January 15, 2015 and 5:00 p.m. (GMT) on January 16, 2015.

The votes of Shareholders cast by electronic means are only considered if the declaration of the financial intermediary in respect of their shares has been received by the Chairman of the Board of the General Meeting by 11:59 p.m. (GMT) on January 15, 2015.

Counting of votes

Votes cast either by correspondence or by electronic means are considered at the time of the counting of votes, by adding the same to those cast in the course of the General Meeting.

(*)           Chairman of the Board of the General Meeting of Shareholders:

Mailing Address: Avenida Fontes Pereira de Melo, nº 40-10º piso, 1069-300 Lisboa

Telephone: + 351 800 207 369

Fax: + 351 215 001 890

E-mail: assembleia-ptsgps@telecom.pt

Lisbon, January 12, 2015

The Chairman of the Board of the General Meeting of Shareholders,

António Manuel da Rocha e Menezes Cordeiro

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 12, 2015

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira
Nuno Vieira
Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.